SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Vale S.A.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

91912E105 (1)

(CUSIP Number)

Gueitiro Matsuo Genso

Praia de Botafogo, nº 186 – 18º andar

22250-145 Rio de Janeiro, RJ, Brazil

Tel. 55 21 3485-6774

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1)  The CUSIP number is for the American Depositary Shares relating to the Common Shares.

CUSIP No. 91912E105		13D/A

1	Names of Reporting Persons BNDES Participações S.A. — BNDESPAR

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐(1)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,028,273,707 (2)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 339,535,976 (3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,273,707

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.6% (4) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(1)  The Reporting Person may be deemed, for purposes of this Amendment No. 2 to Schedule 13D (the “Amendment”), a member of a group with Litel Participações S.A., Bradespar S.A. and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D filed on August 24, 2018, as amended by Amendment No. 1 to the Schedule 13D filed on September 25, 2018 (the “Schedule 13D”).

(2)   Includes the aggregate number of common shares, no par value (the “Common Shares”) of Vale S.A. (the “Issuer”) with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(3)   Includes the aggregate number of Common Shares directly beneficially owned by the Reporting Person.

(4)  Percentages are calculated based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported by the Issuer on its website.

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1	Names of Reporting Persons Banco Nacional de Desenvolvimento Econômico e Social - BNDES

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐(5)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,028,273,707 (5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 339,535,976 (6)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,273,707

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.6% (7) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(5)  As the sole shareholder of BNDES Participações S.A. — BNDESPAR, the Reporting Person may be deemed, for purposes of this Amendment, a member of a group composed of BNDES Participações S.A. — BNDESPAR, Litel Participações S.A., Bradespar S.A. and Mitsui & Co. Ltd. only with respect to the Common Shares directly beneficially owned by BNDES Participações S.A. — BNDESPAR that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(6)   Includes the aggregate number of Common Shares directly beneficially owned by BNDES Participações S.A. — BNDESPAR. The Reporting Person may be deemed an indirect beneficial owner of such Common Shares as the sole shareholder of BNDES Participações S.A. — BNDESPAR.

(7)  Percentages are calculated based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported on the Issuer’s website.

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1	Names of Reporting Persons Bradespar S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐(8)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,028,273,707 (9)

	9	Sole Dispositive Power 293,907,266 (10)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,273,707

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.6% (11) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(8)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litel Participações S.A., BNDES Participações S.A.—BNDESPAR and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(9)  Includes the aggregate number of Common Shares with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(10)  Includes the aggregate number of Common Shares directly held by Bradespar S.A.

(11)  Percentages are calculated based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported on the Issuer’s website.

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1	Names of Reporting Persons Litel Participações S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐(12)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Federative Republic of Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,028,273,707 (13) (14)

	9	Sole Dispositive Power 1,011,456,740 (15)

	10	Shared Dispositive Power 97,026,670 (16)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,273,707

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.6% (17) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(12)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Bradespar S.A., BNDES Participações S.A.—BNDESPAR and Mitsui & Co. Ltd. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(13)  Includes 97,026,670 Common Shares indirectly held by Litel Participações S.A. (“Litel”) through Litela Participações S.A. (“Litela”).

(14)  Includes the aggregate number of Common Shares with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(15)  Includes the aggregate number of Common Shares held directly by Litel.

(16)  Includes 97,026,670 Common Shares directly held by Litela. Litel directly beneficially owns 99.9% of the total share capital of Litela and thus may be deemed to indirectly beneficially own all of the Common Shares owned by Litela.

(17)  Percentages are calculated based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported on the Issuer’s website.

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1	Names of Reporting Persons Mitsui & Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐(18)
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,028,273,707 (19)

	9	Sole Dispositive Power 286,347,055 (20)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,028,273,707

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 39.6% (21) (See Item 5)

14	Type of Reporting Person (See Instructions) CO

(18)  The Reporting Person may be deemed, for purposes of this Amendment, a member of a group with Litel Participações S.A., BNDES Participações S.A.—BNDESPAR and Bradespar S.A. only with respect to the Common Shares it beneficially owns that are subject to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(19)  Includes the aggregate number of Common Shares with respect to which the Reporting Person may be deemed to share voting power pursuant to the shareholders’ agreement described in Item 4 of the Schedule 13D.

(20)  Includes the aggregate number of Common Shares directly held by Mitsui & Co. Ltd.

(21)  Percentages are calculated based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported on the Issuer’s website.

CUSIP No. 91912E105	13D/A

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 to the Schedule 13D (this “Amendment”) amends certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”), of Vale S.A. (the “Issuer”), filed on August 24, 2017 with the U.S. Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 to the Schedule 13D filed on September 25, 2018 with the SEC (the “Schedule 13D”).  All capitalized terms contained but not otherwise defined in this Amendment have the meanings given to such terms in the Schedule 13D.

Item 2.   Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This statement is filed by the persons listed below (the “Reporting Persons”):

(1)         BNDES Participações S.A. — BNDESPAR (“BNDESPAR”), a company duly organized and existing in the Federative Republic of Brazil.  The address of BNDESPAR’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(2)         Banco Nacional de Desenvolvimento Econômico e Social — BNDES (“BNDES”), a Brazilian state-owned development bank and the sole shareholder of BNDESPAR.   The address of BNDES’s principal executive office is Av. República do Chile, 100 - Centro, Rio de Janeiro, R.J. - CEP: 20.031-917.

(3)         Bradespar S.A. (“Bradespar”), a company duly organized and existing in the Federative Republic of Brazil.  Bradespar is a holding company with investments in Brazil.  The address of Bradespar’s principal executive office is Avenida Paulista, 1450, 9º andar, 01310-917 São Paulo, SP Brazil.

(4)         Litel Participações S.A. (“Litel”), a company duly organized and existing in the Federative Republic of Brazil.  Litel is a holding company whose primary shareholders are certain Brazilian pension funds.  Litel was organized to hold an equity participation in Vale.  The address of Litel’s principal executive office is Rua da Assembleia, nº 10, 37º andar, 3701, parte, 20011-901 Rio de Janeiro, RJ, Brazil.

(5)         Mitsui & Co., Ltd. (“Mitsui”), a company duly organized and existing in Japan. Mitsui is primarily engaged in the business of worldwide trading of various commodities. The address of Mitsui’s principal executive office is Nippon Life Marunouchi Garden Tower, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-8631, Japan.

Certain information required by this Item 2 is provided in Exhibit 1, which is incorporated by reference herein for each executive officer and director of each Reporting Person as of the date of the latest transaction reported in this statement, December 28, 2018.

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the latest transaction reported in this statement, December 28, 2018, has, during the five years preceding such date, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor, to the respective Reporting Person’s best knowledge, any of their respective directors or executive officers as of the date of the latest transaction reported in this statement, December 28, 2018, has, during the five years preceding such date, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 91912E105	13D/A

Item 3.   Source of Funds.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 is incorporated by reference herein to the extent applicable.

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In transactions between September 19, 2018 and December 28, 2018 (the “Subsequent Transactions”), the Reporting Persons disposed of an aggregate of 94,461,581 Common Shares, representing an aggregate of 1.8% of the total number of Common Shares of the Issuer outstanding, based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018, as reported on the Issuer’s website. Although this statement includes transactions through December 28, 2018, the date that required the filing of this statement pursuant to Rule 13d-2(a) under the Exchange Act is December 13, 2018, when the Reporting Persons’ aggregate dispositions represented 1.0% of the total number of such Common Shares outstanding. Set forth in the table below are such transactions aggregated on a monthly basis.

Month	Number of Common Shares Disposed in Aggregate	Reporting Person Disposing
September 2018 (beginning September 19, 2018)	6,429,200	BNDESPAR
October 2018	8,351,900	BNDESPAR
November 2018	13,624,981	BNDESPAR
November 2018	10,000,000	Bradespar
December 2018 (until December 28, 2018)	26,997,500	BNDESPAR
December 2018 (until December 28, 2018)	29,058,000	Bradespar

After giving effect to the Subsequent Transactions, the Reporting Persons share voting power over, and thus may be deemed to beneficially own, directly and indirectly, 2,028,273,707 Common Shares, or 39.6% of the issued and outstanding Common Shares, based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may, from time to time, take such actions regarding that investment as they deem appropriate. These actions may include, subject to the terms of the Vale Agreement: (i) acquiring or disposing of Common Shares and/or other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of Common Shares (collectively, “Securities”) in the open market or otherwise, including in connection with business development transactions or financing commitments in relation thereto; (ii) engaging in any hedging or similar transactions with respect to the Securities; or (iii) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as the Issuer’s financial position and strategic direction, actions taken by the Issuer’s board of directors, price levels of the Common Shares, conditions in the securities market and general economic and industry conditions.

Other than as described above in this Item 4 and in Item 6 or as set forth in the Vale Agreement, none of the Reporting Persons nor, to any Reporting Person’s best knowledge, any of the persons listed in Exhibit 1 hereto, currently has any plan or proposal which relates to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)  After giving effect to the Subsequent Transactions, the Reporting Persons share voting power over, and thus may be deemed to beneficially own, directly and indirectly, 2,028,273,707 Common Shares, or 39.6% of the issued and outstanding Common Shares. The Agreement Shareholders may also be deemed to be members of a Section 13(d) group with respect to such 2,028,273,707 Common Shares.  Although it is not a party to the Vale

CUSIP No. 91912E105	13D/A

Agreement, BNDES may also be deemed a member of the Section 13(d) group based on its indirect beneficial ownership of the Common Shares directly beneficially owned by BNDESPAR.

The Reporting Persons have direct beneficial ownership interests in the following Common Shares. Except as between BNDESPAR and BNDES and between Litel and Litela, the Reporting Persons do not have shared dispositive power with respect to any of these Common Shares.

	Common Shares Directly Owned(1)
	Number	% of Class
BNDESPAR(2)	339,535,976	6.6%
BNDES(3)	0	0%
Bradespar(2)	293,907,266	5.7%
Litel(2) (4)	1,011,456,740	19.7%
Mitsui(2)	286,347,055	5.6%

(1) All percentages are based on 5,126,258,410 Common Shares issued and outstanding as of November 30, 2018.

(2)  The Vale Agreement binds 20.28% of the totality of Vale’s Common Shares, but the Reporting Persons undertake to vote any additional Vale shares that they own in accordance with the terms of the Vale Agreement. Accordingly, each Reporting Person may be deemed to be a beneficial owner of the aggregate number of Common Shares owned by all Reporting Persons.

(3) As the sole shareholder of BNDESPAR, BNDES may be deemed an indirect beneficial owner of the Common Shares directly beneficially owned by BNDESPAR.

(4)  Includes 1,011,456,740 Common Shares directly held by Litel. Litela directly owns 97,026,670 Common Shares.  Litel directly beneficially owns 99.9% of the total share capital of Litela and thus may be deemed to indirectly beneficially own all of the Common Shares beneficially owned by Litela.

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), none of the Reporting Persons has sole voting power over any Common Shares, each Reporting Person has shared voting power with respect to 2,028,273,707 Common Shares, and:

(i)            Neither BNDESPAR nor BNDES has sole dispositive power with respect to any of the Common Shares. BNDESPAR and BNDES have shared dispositive power with respect to 339,535,976 Common Shares.

(ii)          Bradespar has sole dispositive power with respect to 293,907,266 Common Shares.

(iii)         Litel and Litela have shared dispositive power with respect to 97,026,670 Common Shares indirectly held by Litel through Litela. Litel has sole dispositive power with respect to 1,011,456,740 Common Shares.

(iv)          Mitsui has sole dispositive power with respect to 286,347,055 Common Shares.

(c) No transactions in the Common Shares, other than the ones described herein, were effected by any Reporting Person in the sixty days prior to December 28, 2018, the date of the latest transaction reported in this statement.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 91912E105	13D/A

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1:  List of Executive Officers and Directors of each Reporting Person as of the date of the latest transaction reported in this statement, December 28, 2018.

Exhibit 2: Joint Filing Agreement of the Reporting Persons (filed with the Schedule 13D).

Exhibit 3: Vale Agreement, dated August 14, 2017 (filed with the Schedule 13D).

CUSIP No. 91912E105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

BNDES Participações S.A. — BNDESPAR

/s/ Ricardo Luiz de Souza Ramos
By: Ricardo Luiz de Souza Ramos
Title: Acting-Chief Executive Officer

/s/ Eliane Aleixo Lustosa de Andrade
By: Eliane Aleixo Lustosa de Andrade
Title: Officer

CUSIP No. 91912E105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

Banco Nacional de Desenvolvimento Econômico e Social — BNDES

/s/ Ricardo Luiz de Souza Ramos
By: Ricardo Luiz de Souza Ramos
Title: Acting-Chief Executive Officer

/s/ Eliane Aleixo Lusotsa de Andrade
By: Eliane Aleixo Lustosa de Andrade
Title: Officer

CUSIP No. 91912E105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

Bradespar S.A.

/s/ Fernando Jorge Buso Gomes
By: Fernando Jorge Buso Gomes
Title: Chief Executive Officer

/s/ Johan Albino Ribeiro
By: Johan Albino Ribeiro
Title: Officer

CUSIP No. 91912E105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

Litel Participações S.A.

/s/ Gilmar Dalilo Cezar e Wanderley
By: Gilmar Dalilo Cezar eWanderley
Title: Financial Officer

/s/ Renato Proença Lopes
By: Renato Proença Lopes
Title: Chief Executive Officer

CUSIP No. 91912E105	13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2018

Mitsui & Co Ltd.

/s/ Yukio Takebe
By: Yukio Takebe
Title: Senior Executive Managing Officer

CUSIP No. 91912E105	13D/A

EXHIBIT INDEX

Exhibit No.	Description
1	List of Executive Officers and Directors of each Reporting Person as of the latest transaction reported in this statement, December 28, 2018 (filed herewith).

2	Joint Filing Agreement of the Reporting Persons (filed with the Schedule 13D).

3	Vale Agreement, dated August 14, 2017 (filed with the Schedule 13D).